Real Expands Its Tech-powered Real
Estate Brokerage to Ohio

NEWS PROVIDED BY

The Real Brokerage Inc. →

Dec 09, 2020, 07:30 ET

TORONTO and NEW YORK, Dec. 9, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX)

(OTCQX: REAXF) ('Real'), a national, technology-powered real estate brokerage in the United States, is expanding to Ohio with an initial focus on the Cleveland and Columbus metro areas.

As part of the expansion, Real welcomes Joel Gableman, a Cleveland-area agent, who will serve as Real's regional growth leader for the state. Most recently, Joel was a top producing agent and mentor at eXp Realty. Prior to becoming a realtor, Joel completed his MBA at Case Western Reserve University and held leadership positions in commercial banking with Chase Bank and US Bank in San Francisco and Chicago, respectively, including both commercial real estate and small business banking roles.

"I was excited about the incentive program Real offers, and after meeting other agents and some of the executive team, and hearing their vision for Real's culture and growth, I couldn't pass on the opportunity," said Gableman.

"Real's incentive program is a game changer where the opportunity to earn equity adds an additional reward for individual and team success. The culture this creates is one where everyone is motivated to share their best tips, tricks and tactics to grow, and to contribute to and share in the growth of the entire company. It's a huge differentiator above and beyond Real's commission splits, revenue share and cutting edge technology," Gableman added.

Real also welcomes the Ohio Living Team, a Cleveland-area husband-and-wife team lead by Ed and Sandra Hazners. Making use of Ms. Hazner's interior design background, the team specializes in getting clients' houses picture perfect. Ms. Hazners says she was attracted to Real's cultural values including "work hard, be kind."

"I love working with new agents to teach them about real life practices and situations," she says. "Above all, I focus on honesty and kindness within the industry, a value that is one hundred percent aligned with Real's culture."

Ed Hazners also will serve as Real's managing broker in Ohio. A 29-year veteran of Ohio real estate, Mr. Hazners is a top producer, an expert in land development, and a leader in building and managing national brokerages. He currently serves as a board director for the Akron Cleveland Association of Realtors, and he has served on the board of the Cleveland Area Board of Realtors, Ohio Association of Realtors, National Association of Realtors, and Neighborhood Housing Services.

"Servanthood, honesty, and integrity are my mantra," said Mr. Hazners. "I'm excited to exercise these values as I mentor Real's agents and position Real for success in The Buckeye State."

"I'm delighted to welcome Joel and the Hazners as leaders in Real's expansion into the great state of Ohio," said Tamir Poleg, Real's co-founder and CEO. "Their experience and service in the real estate industry uniquely position them for this critical leadership role at Real."

Restricted Share Unit (RSU) Grant

Real today announced that pursuant to the Company's Restricted Share Unit Plan, on December 3, 2020, a total of 2,000 Restricted Share Units (" RSUs ") were granted to certain officers of Real and are payable in common shares. The RSUs will vest over a three-year period.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage in 22 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion into certain Ohio markets, Real's future growth plans and strategy, and eligibility of agents to receive performance-based incentives as part of Real's incentive program.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Contact:

Lynda Radosevich

(917) 922-7020
lynda@joinreal.com

SOURCE The Real Brokerage Inc.

Related Links

https://www.joinreal.com/